September 23, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC (the “Company”)
Amendment No. 12 to Offering Statement on Form 1-A
Filed August 9, 2024 File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated September 20, 2024, regarding the above captioned matter.

General

1.	Please confirm your understanding that:

•

our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.

•	qualifying the offering statement does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company’s practices.

The Company respectfully acknowledges the Staff's comment and confirms and acknowledges that the Staff’s decision not to issue additional comments should not be interpreted to mean that Staff either agrees or disagrees with the Company’s disclosure or responses. The Company acknowledges and confirms that, with respect to the Company’s business operations, the Staff’s decision not to issue additional comments does not mean that the Staff either agrees or disagrees with any conclusions the Company has made, positions the Company has taken, or practices the Company has engaged in or may engage in.

Further, the Company acknowledges that qualifying the offering statement does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the Company, or the Company’s practices.

We appreciate the timely response and attention to this matter and respectfully request that the Commission qualify the Offering Statement as soon as possible if the responses are to the Staff's satisfaction.

Sincerely,

/s/ Dodson Robinette PLLC